Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128070
PROSPECTUS
5,000,000 Shares
Common Stock
The selling stockholders identified in this prospectus are offering for sale, from time to time, up to 5,000,000 shares of our Common Stock, $0.001 par value per share.
The selling stockholders have indicated that sales of their shares of such Common Stock may be made by the methods described in the section entitled “Plan of Distribution” in this prospectus.
The selling stockholders acquired their shares from us in a private placement that closed on August 22, 2005 and is more fully described on page 19 of this prospectus under the heading “Selling Stockholders.”
Our Common Stock is quoted on the Nasdaq National Market under the symbol “INHX”. On September 21, 2005, the last reported sale price for our Common Stock was $10.12.
Investing in our stock involves a high degree of risk. See “Risk Factors” beginning on Page 3 for information that you should be consider before investing in our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2005

Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.
This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.
Inhibitex®, MSCRAMM®, Veronate® and Aurexis® are registered trademarks of Inhibitex, Inc. MSCRAMM is an acronym for Microbial Surface Components Recognizing Adhesive Matrix Molecules.

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before investing in our common stock. Prior to deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and other information incorporated herein by reference. Unless otherwise specified, references in this prospectus to “Inhibitex,” the “Company,” “we,” “our” and “us” refer to Inhibitex, Inc.
Our Business
We are a biopharmaceutical company committed to the discovery, development and commercialization of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections. We currently have two product candidates in late-stage clinical development and three product candidates in preclinical development. Our product candidates have been developed based on our expertise in MSCRAMM proteins for which we own or have licensed numerous patents and patent applications. MSCRAMM proteins are located on the surface of pathogenic organisms, such as bacteria and fungi, and play a prominent role in the process of infection. These proteins enable such organisms to initiate and maintain an infection by adhering to specific sites on human tissue or implanted medical devices. Our antibody-based product candidates are designed to bind to specific MSCRAMM proteins, thereby preventing or reducing the severity of infections. We believe our antibody-based product candidates that utilize MSCRAMM proteins may provide a number of advantages over existing anti-infective therapies, including: the ability to be used prophylactically in patients where the preventive use of antibiotics is not appropriate or recommended; improved patient outcomes by reducing the incidence of secondary site infections, relapse rates, mortality and length of stay in the intensive care unit or hospital; a lower likelihood of inducing patterns of drug resistance due to their mechanisms of action; and fewer side effects.
In May 2004, we commenced enrollment in a 2,000 patient Phase III clinical trial for Veronate, our lead product candidate, which we are developing for the prevention of hospital-associated infections in premature, very low birth weight, or VLBW, infants. The primary endpoint of this trial is the reduction in the frequency of Staphylococcus aureus, or S. aureus infections in VLBW infants weighing 500 to 1,250 grams. We anticipate that this trial will be fully enrolled near the end of November 2005, with related data expected to be available in the second quarter of 2006. As of July 31, 2005, we had enrolled over 1,500 patients in this trial. In February 2004, we completed a 512 patient Phase II clinical trial of Veronate. Veronate has been granted Fast Track and Orphan Drug status by the FDA.
Our second product candidate is Aurexis, for which we recently completed a 60 patient Phase II clinical trial evaluating it as first-line therapy, in combination with antibiotics, to treat serious, life-threatening S. aureus, bloodstream infections in hospitalized patients. The Phase II trial was designed to evaluate the safety, pharmacokinetics and preliminary efficacy of Aurexis. We plan to initiate a larger follow-on clinical trial for Aurexis in the same indication in late 2005 or early 2006. We have also completed a Phase I clinical trial of Aurexis in patients with end stage renal disease, and have recently initiated a Phase II clinical trial to evaluate it in patients with cystic fibrosis. We may also initiate future clinical trials for Aurexis for other indications. Aurexis has also been granted Fast Track status by the FDA.
We have retained all worldwide rights to both Veronate and Aurexis and intend to commercialize Veronate, and potentially Aurexis, in the United States by establishing a specialized, hospital-based sales force. We currently do not have any commercialization capabilities, and it is possible that we may never be able to successfully commercialize any of our product candidates. Further, we have neither received regulatory approval for, nor derived any commercial revenues from, either of these product candidates.
We currently have three other product candidates in preclinical development, all of which are based on the use of MSCRAMM proteins. One of these candidates targets hospital-associated enterococcal infections and is the subject of a joint development agreement with Dyax Corp., and another is a human staphylococcal vaccine being developed by Wyeth that is the subject of a worldwide license and collaboration agreement.

Our Strategy
Our goal is to become a leading biopharmaceutical company that discovers, develops and commercializes novel, antibody-based products to prevent and treat serious infections in the hospital setting. In order to achieve this goal, we are focused on the following key strategies:

•	complete the ongoing Phase III clinical trial and obtain regulatory approval for Veronate;

•	advance the development of Aurexis, in one or more indications, and our other preclinical product candidates;

•	establish a specialized, hospital-based sales force in the United States to sell Veronate and potentially our other product candidates;

•	utilize our expertise in MSCRAMM proteins to discover and develop additional first-in-class product candidates; and

•	expand our product portfolio through in-licensing and acquisitions.
Risks Affecting Us
We are subject to a number of risks that you should be aware of before you decide to purchase our common stock. These risks, which are discussed more fully in “Risk Factors,” include, but are not limited to, our significant dependence on the successful development and commercialization of our lead product candidate Veronate, the untested nature of our MSCRAMM approach, our need to comply with extensive governmental regulations in order to obtain approval to further develop and market our product candidates, our ability to protect our intellectual property rights and operate without infringing upon the intellectual property rights of others, our reliance on third-party vendors, suppliers, consultants, and contract manufacturers, the potential for our clinical trials to fail to demonstrate therapeutic efficacy, and our need to raise additional capital in the future to support our planned operations.
Corporate Information
We were incorporated in Delaware in May 1994. Our principal executive offices are located at 9005 Westside Parkway, Alpharetta, Georgia 30004. Our telephone number is (678) 746-1100. Our website is www.inhibitex.com. Information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

RISK FACTORS
If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to purchase our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose part or all of your investment.
Risks Relating to Our Business
We depend heavily on the success of our lead product candidate, Veronate, which is still in clinical development. If we are unable to successfully develop or commercialize Veronate, or experience significant delays in doing so, our business could be materially harmed.
Since our inception, we have invested a significant portion of our time and financial resources on the development of Veronate. We anticipate that in the near-term, our ability to generate significant product revenues will depend on the successful development and commercialization of Veronate in the United States. We believe we will need to raise additional funds before we can fully commercialize Veronate.
If the data from our ongoing Phase III clinical trial for Veronate are not satisfactory, we may not be able to proceed with the filing of a Biologic License Application, or BLA, for Veronate, or we may be forced to narrow the indication for which we seek marketing approval or perform additional Phase III trials. If we believe the results of our ongoing, or if necessary, an additional Phase III trial are satisfactory and we file a BLA for Veronate, the FDA may not accept our filing, may request additional information, require us to perform additional clinical trials, limit its approved use or ultimately not grant marketing approval for Veronate.
Veronate has been granted Fast Track status by the FDA. Fast Track status may qualify Veronate for expedited review by the FDA, but does not assure such an expedited review. Fast Track status may be withdrawn if the FDA believes that such status is no longer supported by data from our clinical development program. If we are not successful in commercializing Veronate, or are significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.
No antibody-based products that target MSCRAMM proteins have been developed or approved.
All of our product candidates, including Veronate and Aurexis, target various MSCRAMM proteins. The use of MSCRAMM proteins to develop antibody-based products is an untested approach. These proteins have not yet been used by us or others to successfully develop any approved drugs. We may fail to produce an approved drug that targets MSCRAMM proteins, which could materially harm our business. If Phase III clinical trial results for Veronate are unsatisfactory, this may cast doubt on the viability of our MSCRAMM protein approach and our entire portfolio of product candidates.
If the clinical trials for our product candidates are unsuccessful or delayed, we could be delayed or precluded from further developing or ultimately selling our product candidates.
You must evaluate us in light of the uncertainties and complexities present in a development stage biopharmaceutical company. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct extensive clinical trials to demonstrate their safety and efficacy. Clinical testing is expensive and takes many years to complete, and its outcome is uncertain. Delays, or clinical setbacks or failures may occur at any time. If the enrollment of patients in our clinical trials is delayed or proceeds at a slower pace than expected, our clinical trials will take longer, and cost more, to complete. The results of preclinical studies and prior clinical trials of our product candidates may not predict the results of later-stage clinical trials. Product candidates in later stages of clinical development may fail to show the desired safety and efficacy traits despite having successfully progressed through earlier clinical testing. The data collected from clinical trials involving our product candidates may not be sufficient to support the submission of a BLA or to obtain regulatory approval in the United States or elsewhere. We have completed a 512 patient Phase II trial for Veronate and a 60 patient Phase II trial for Aurexis. The results of these trials were not statistically significant. There can be no assurance that the results of these trials are predictive of the outcomes of our later-stage trials for Veronate and Aurexis.
We must comply with extensive government regulations in order to obtain and maintain marketing approval for our products in the United States and abroad.
Our product candidates are subject to extensive and rigorous domestic and foreign government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. Our product candidates are also subject to similar extensive regulation by foreign governments. We must provide the FDA and foreign regulatory authorities, if applicable, with clinical data that appropriately demonstrate our product candidates’ safety and efficacy in humans before they can be approved for the targeted indications. None of our product candidates has been approved for sale in the United States or any foreign market, and we cannot predict whether regulatory approval will be obtained for any product candidate we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and need for the product, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. In addition, we may encounter delays in or fail to gain regulatory approval for our product candidates based upon additional governmental regulation resulting from future legislative or administrative action or changes in FDA policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approvals may:

•	adversely affect our ability to further develop or commercialize any product candidates;

•	diminish any competitive advantages that we may have or attain; and

•	adversely affect revenues or receipt of royalties from the sale of our products.
Furthermore, any required regulatory approvals, if granted, may later be withdrawn. If we fail to comply with applicable FDA and other regulatory requirements at any time, we may be subject to restrictions or a number of actions, including:

•	delays in clinical trials or commercialization;

•	refusal by the FDA to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.
The ability to market a pharmaceutical product outside of the United States is contingent upon receiving marketing authorization from the respective foreign regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks associated with the FDA as described above and may include additional risks.
If third-party vendors upon whom we rely to conduct our clinical trials do not perform or fail to comply with strict regulations, the clinical trials for our product candidates may be terminated, delayed, or unsuccessful.
We have limited experience in conducting and managing large clinical trials. We rely on third parties, including clinical research organizations, outside consultants and principal investigators to assist us in managing, monitoring and conducting our clinical trials. We rely on these vendors and individuals to assist in the recruitment of sites and patients for participation in our clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites are conducting our trials in compliance with the protocol, our instructions and applicable regulations. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the clinical trials for our product candidates may be delayed or unsuccessful. Furthermore, the FDA may inspect some of the clinical sites participating in our clinical trials, or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our clinical trials could materially harm our business.
If third-party suppliers upon whom we rely or may rely to provide us with the critical raw material for Veronate do not perform or fail to comply with strict regulations, our clinical trials for, and the commercialization of, Veronate could be terminated, delayed, or adversely affected.
We purchase plasma, which contains the specific antibodies needed to manufacture Veronate, from DCI Management Group, Inc., or DCI, under a long-term supply contract. While we have also recently entered into a long-term supply arrangement with one other supplier to provide us, in the future, with plasma for the commercialization of Veronate, we expect in the near-term to depend primarily on DCI for the majority of this critical raw material. Although our agreement with this other supplier is intended to reduce our reliance on one supplier, in the event that DCI is not able to supply us pursuant to our contract with them, particularly in the near term, it may be difficult for us to find a sufficient supply of plasma from other vendors on commercially acceptable terms without undue delays, which could adversely impact our cost, as well as our ability to manufacture Veronate on a timely basis.
The collection, shipment, storage and testing of plasma, including screening procedures for plasma donors, are subject to extensive and strict regulation by the FDA and other foreign regulatory authorities. In the event that DCI, or any other existing or future supplier, fails to comply with these stringent regulations, it could be precluded from shipping us an adequate supply of plasma, which could adversely impact our ability to manufacture Veronate on a timely basis, if at all.
If third-party contract manufacturers, upon whom we rely to manufacture our product candidates do not perform, fail to manufacture according to our specifications or fail to comply with strict regulations, our clinical trials and the commercialization of our products could be terminated, delayed, or adversely affected.
We do not own or operate any manufacturing facilities. We have contracted with third-party manufacturers to make our product candidates for our clinical trials. We also intend to rely on third-party contract manufacturers, at least for the foreseeable future, to manufacture our products if and when they are approved for sale. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our clinical trials, the regulatory approval or commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

•	Each of our current product candidates is, and will likely continue to be, made by a single third-party contract manufacturer. We do not have alternate manufacturing plans for our product candidates at this time. It may be difficult or impossible for us to find alternative manufacturers on commercially acceptable terms, if at all.

•	Changing our current or future manufacturers may be difficult for us, as the number of potential contract manufacturers that would be able to make our products is limited and a change may interrupt our ability to continue with our clinical trials or supply our products to the marketplace if we obtain approval for a product candidate. In accordance with FDA-mandated current good manufacturing practices, or cGMPs, changing manufacturers will require re-validation of the manufacturing processes and procedures and may require further clinical trials, which may be costly and time consuming.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business.

•	The manufacture of biologic products requires meeting numerous and strict safety, quality and regulatory standards. Our contract manufacturers may not produce our product candidates according to their own standards, our specifications, cGMP requirements, or may otherwise manufacture material that we or the FDA may deem unusable in our clinical trials or commercially.

•	Our manufacturers’ plants may be closed as a result of a natural disaster.

•	To date, our product candidates have been manufactured in small quantities for preclinical studies and clinical trials. If we are unable to increase the manufacturing scale of, or increase the capacity for, our product candidates, their regulatory approval or commercial launch may be delayed; we may experience a shortage in supply, or the cost to manufacture our products may adversely affect the profitability of our products. We cannot assure you that we can find alternative manufacturers acceptable to us who can do so.

Drug manufacturers are subject to ongoing periodic inspections by the FDA, the United States Drug Enforcement Administration, or DEA, and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers, or us, to comply with applicable regulations could result in sanctions being imposed on us or the drug manufacturer from the production of other third-party product. These sanctions include fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.
Our third-party contract manufacturer for Veronate is a potential competitor. If we fail to maintain or renew our manufacturing agreement with this manufacturer, the development and commercialization of Veronate could be delayed or adversely affected.
In December 2001, we entered into a ten-year contract manufacturing agreement with Nabi Biopharmaceuticals, Inc., or Nabi, to be our contract manufacturer for Veronate. Nabi is a publicly-held company that discovers, develops, manufactures and markets antibody-based products. Nabi has antibody-based product candidates currently being evaluated in various stages of clinical trials that are directed towards preventing staphylococcal infections, one of which could potentially compete with Veronate, if approved. Nabi’s other antibody-based product candidate could potentially compete with our staphylococcal vaccine that is the subject of our worldwide license and collaboration agreement with Wyeth. Under our agreement with Nabi, we may not be able to engage any other third party to manufacture Veronate until our agreement with Nabi is terminated. If we fail to maintain or renew our manufacturing agreement with Nabi, the development and commercialization of Veronate could be delayed or adversely affected.
We have experienced losses since our inception. We expect to continue to incur such losses for the foreseeable future and we may never become profitable.
Since inception through June 30, 2005, we have incurred a cumulative deficit of approximately $123.0 million. Our losses to date have resulted principally from:

•	costs related to our research programs and the preclinical development of our product candidates; and

•	general and administrative costs relating to our operations.
We anticipate incurring substantial losses for the foreseeable future as we further develop our product candidates, particularly Veronate, which will require us to conduct significant research and laboratory testing, conduct clinical trials, as well as seek regulatory approvals. In addition, we intend to establish a hospital-based sales force in the United States to market and sell Veronate, and potentially Aurexis and our other product candidates. We also expect that our general and administrative expenses will increase as we add additional personnel to support our operations. We cannot assure you that we will ever become profitable.
We may be forced to delay or curtail the development or commercialization of our product candidates if we are unable to obtain additional funding.
We expect that our future need for additional capital will be substantial, and the extent of this need will depend on many factors, some of which are beyond our control, including:

•	the successful and continued development of our product candidates in preclinical and clinical testing;

•	the establishment of marketing and sales capabilities and the costs to commercialize our product candidates;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	the timing of regulatory approvals needed to market our product candidates;

•	market acceptance of our products; and

•	the need to acquire licenses to new products or compounds.
We anticipate that our existing cash and cash equivalents, short-term investments, and available credit facilities will enable us to operate for a period of approximately 24 months. We have no other committed sources of additional capital. We cannot assure you that funds will be available to us in the future on favorable terms, if at all. If adequate funds are not available to us on terms that we find acceptable, or at all, we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on any or all of our product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to certain technologies or product candidates that we would not otherwise relinquish in order to continue independent operations.
We may be unable to successfully develop or commercialize product candidates that are the subject of collaborations if our collaborators do not perform.
We expect to enter into and rely on collaborations or other arrangements with third parties to develop and/or commercialize our product candidates outside of the United States and in certain circumstances, in the United States. If we do so, such collaborators may not perform as agreed, fail to comply with strict regulations or elect to delay or terminate their efforts in developing or commercializing our product candidates. We currently have collaborations with Dyax Corp. to jointly develop a monoclonal antibody that targets MSCRAMM proteins on enterococci and with Wyeth to develop a vaccine to prevent staphylococcal infections in humans. We believe these collaborations are necessary for us to fund research and development activities, provide a suitable manufacturer, obtain regulatory approvals and to successfully commercialize any product candidates that result form these collaborations. We cannot assure you that any product candidates will emerge from our relationships with Dyax or Wyeth, or other collaborations we may enter into in the future related any of our other product candidates.
If we are unable to attract and retain key employees, advisors or consultants, we may be unable to successfully develop and commercialize our product candidates or otherwise manage our business effectively and the price of our common stock may be adversely affected.
Our success depends in part on our ability to attract and retain qualified management and personnel as well as academic scientists and clinicians as advisors or consultants. We are currently dependent upon the efforts of our executive officers. In order to pursue our product development and commercialization strategies, we will need to attract and hire additional personnel with experience in a number of disciplines, including clinical testing, government regulation, manufacturing, sales and marketing, drug reimbursement, accounting, finance, human resources and information systems. Although we have not had material difficulties in attracting and retaining key personnel in the past, we may not be able to continue to attract and retain such personnel on acceptable terms, if at all. If we lose any key employees, or are unable to attract and retain qualified personnel or advisors, our business may be harmed.
Our industry is highly competitive and subject to rapid technological changes. As a result we may be unable to compete successfully or develop innovative products, which could harm our business.
The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include, among others, major multinational pharmaceutical companies, biotechnology firms, universities and other research institutions. In particular, we are aware that Nabi, Biosynexus, Inc., and NeuTec PLC are developing protein-based product candidates, including antibodies, enzymes and peptides, for the prevention and treatment of bacterial and fungal infections. These companies have commenced clinical trials for these product candidates. Some of these companies and institutions, either alone or together with their collaborators, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Developments by others may render our product candidates or technologies obsolete or noncompetitive.
We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials and for licenses of proprietary technology. These competitors, either alone or with their collaborators, may succeed in developing technologies or products that are more effective, less expensive or easier to administer than ours. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for their drug candidates more rapidly than we can. Companies that complete clinical trials, obtain required regulatory approvals and commercialize their drugs before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that could delay the ability of competitors to market certain products. We cannot assure you that product candidates resulting from our research and development efforts, or from joint efforts with our collaborators, will be able to compete successfully with our competitors’ existing products or products under development.
Several of our product candidates may target Orphan Drug indications. If we fail to obtain approval for an Orphan Drug indication before one of our competitors does, we may be prevented from selling our products for a period of time.
Our lead product candidate, Veronate, has been granted Orphan Drug status by the FDA for the reduction of nosocomial bacteremia caused by staphylococci in very low birth weight, or VLBW, infants. We believe that several of our other product candidates may also target Orphan Drug indications, which are indications where the intended patient population in the United States is less than 200,000 individuals. Orphan Drug status in the United States is intended to provide, subject to certain limited exceptions, market exclusivity in the United States for seven years for products that are the first to receive FDA approval for the designated indication. We believe that Nabi and Biosynexus, Inc. have also been granted Orphan Drug status for their antibody-based products that are being evaluated in clinical trials for the prevention of infections in premature infants. If we are not the first to receive FDA approval for our Orphan Drug indications, we may be prevented from having our product candidates approved in those indications for up to seven years. In addition, even if we are first to obtain approval for our Orphan Drug indications, clinicians may choose to use products that have been approved for other indications.

If our products do not gain meaningful acceptance in their intended markets, we are not likely to generate significant revenues or become profitable.
Even if we successfully develop our product candidates and obtain the requisite regulatory approvals to sell them in the future, they may not gain market acceptance or utilization among physicians and patients, or reimbursement and support from third-party payers. The degree of market acceptance for any product that we commercialize will depend on a number of factors, including:

•	the therapeutic efficacy of the product;

•	the product’s potential advantages over existing or alternative therapies;

•	the actual or perceived safety of similar classes of products;

•	the effectiveness of our sales, marketing and distribution capabilities; and

•	the scope of the product label approved by the FDA.
There can be no assurance that hospitals or physicians will choose to administer our products to the intended patient population. If our products do not achieve meaningful market acceptance, or if the market for our products proves to be smaller than anticipated, we may not generate significant revenues or ever become profitable.
If we are unable to adequately protect our intellectual property, our business prospects could be harmed.
Our success depends in part on our ability to:

•	obtain and maintain patents or rights to patents and maintain their validity;

•	protect our trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights or patents.
We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether we will be able to ultimately enforce our patents or proprietary rights. Any patents that we own or licenses we have rights to may be challenged, invalidated or circumvented, and may not provide us with the protection against competitors that we anticipate. Accordingly, we may be forced to engage in costly and time consuming litigation in order to protect our intellectual property rights. Our pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing product candidates to the market is too great, thus adversely affecting our operating results. Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.
In addition to patents, we rely on trade secrets and proprietary know-how. We seek to protect these, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our trade secrets and proprietary know-how could seriously impair our competitive position and harm our business. We may become involved in costly litigation in order to enforce patent rights or protect trade secrets or know-how that we own or license.
If a third party claims we are infringing on its intellectual property rights, we could incur significant litigation or licensing expenses, or be prevented from further developing or commercializing our products.
Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming and their outcome is uncertain. We may become involved in litigation in order to determine the enforceability, scope and validity of the proprietary rights of others.
Scientific research has been conducted for many years in the areas in which we have focused our research and development efforts, which has resulted in third parties having a number of issued patents and still-pending patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until the patent is issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to our product candidates may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing related product development and commercialization and may be subject to damage awards.
If we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense, and the efforts of our technical and management personnel will be significantly diverted. A detrimental outcome of such litigation or proceedings may expose us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. We may be restricted or prevented from developing, manufacturing and selling our product candidates in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses.
Our current and future product candidates may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license or sublicense to these rights in order to develop or commercialize them. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses or sublicenses, we could encounter delays in the development of our product candidates or be prevented from manufacturing and commercializing our products. If it is determined that we have infringed an issued patent, we could be compelled to pay significant damages, including punitive damages. In cases where we have in-licensed intellectual property, our failure to comply with the terms and conditions of such agreements could harm our business.
Biosynexus, Inc. filed suit against us in January 2003 in the Superior Court of Fulton County, Georgia, alleging the misappropriation of trade secrets, which we purportedly received through a large, nationally recognized third-party contract research organization and utilized in the design of clinical trials for Veronate. In its suit, Biosynexus is seeking injunctive relief as well as financial damages. As described under “Competition,” we believe Biosynexus is developing a monoclonal antibody against staphylococcal organisms for use in the pediatric market. In July 2003, the court denied Biosynexus’ request for injunctive relief, and further ruled that we made a preliminary showing that we had not misappropriated, converted or benefited from the use of any property, including trade secrets, of Biosynexus. The court’s ruling also indicated that Biosynexus had not shown a substantial likelihood that it would ultimately prevail on the merits of its case at trial. In August 2003, Biosynexus filed a notice of appeal of the court’s ruling. We can provide no assurance that the appeal filed by Biosynexus will not be successful or that we will not be subject to similar suits in the future.

If we fail to establish marketing and sales capabilities or fail to enter into effective sales, marketing and distribution arrangements with third parties, we may not be able to successfully commercialize our products.
If approved by the FDA, we intend to sell Veronate, and possibly Aurexis, through our own hospital-based sales force in the United States and establish relationships with other companies to commercialize them in other countries around the world. Although we recently hired a vice president of sales and marketing, we currently have no infrastructure to support such activities, and have only limited experience in the commercialization of hospital-based pharmaceutical products. Therefore, our future profitability will depend in part on our ability to develop a capable hospital-based sales force and suitable marketing capabilities. The development of our own hospital-based sales force and marketing capabilities will result in us incurring significant costs before the time that we may generate significant revenues. We may not be able to attract and retain qualified marketing or sales personnel, or be able to establish an effective hospital-based sales force. To the extent that we enter into marketing and sales arrangements with other companies to sell, promote or market our products in the United States or abroad, our product revenues will depend on their efforts, which may not be successful.
Hospital-based products are typically distributed through third-party distributors rather than directly through the organization conducting the sale and marketing of the product. Our ability to accurately forecast the sales of our products will be directly linked to the quality and timeliness of inventory information provided by these third-party distributors.
If government and third-party payers fail to provide coverage and adequate reimbursement rates for our products, our revenues and potential for profitability will be harmed.
In both the United States and foreign markets, our product revenues will depend principally upon the reimbursement rates established by third-party payers for our products. Such third-party payers include government health administration authorities, managed-care providers, private health insurers and other organizations. These third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs or pharmaceutical products. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of our products. Such studies may require us to commit a significant amount of management time and financial and other resources. We cannot assure you that our products will be reimbursed in part or at all by any of these third-party payers.
Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In some foreign markets, governments control prescription drugs’ pricing and profitability. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any products in the future, which would limit our revenues and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceutical products may change before our product candidates are approved for sale, which could further limit or eliminate reimbursement rates for our products.
Veronate is a blood product derived from human plasma. The administration of blood products could result in the transmission of infectious diseases or impurities that could prevent us from selling Veronate or expose us to liability.
Veronate, our lead product candidate, is an immune globulin. Immune globulins contain antibodies derived from human plasma, which is a component of blood. Certain pathogenic organisms and impurities may be found in blood. While the collection, testing, processing, manufacture, and storage of immune globulins like Veronate are designed to eliminate harmful pathogens or other impurities, we cannot assure you that this will prevent transmission of both known and unknown pathogens or impurities to patients being treated with Veronate. If Veronate were suspected or known to have transmitted any harmful pathogens or impurities, approval of Veronate may be delayed, suspended or withdrawn, we could be forced to recall it, and we may be subject to product liability claims. Further, if public concern arises that any blood product other than Veronate may transmit a disease, approval for Veronate may be delayed or withdrawn, or the use of Veronate may be reduced or limited due to these concerns.
If a product liability claim is successfully brought against us for uninsured liabilities or exceeds our insurance coverage, we could be forced to pay substantial damage awards.
The use of any of our product candidates in clinical trials and the sale of any approved products may expose us to product liability claims. We currently have product liability insurance coverage for our clinical trials in the amount of $5.0 million. In the event any of our product candidates are approved for sale by the FDA, we anticipate that we may need to increase our product liability coverage. Such insurance coverage may not protect us against any or all of the product liability claims which may be brought against us in the future. We may not be able to acquire or maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.
Our revenues, expenses and results of operations will be subject to significant fluctuations, which will make it difficult to compare our operating results from period to period.
Until we have successfully developed and commercialized a product candidate, we expect that substantially all of our revenues will result from payments we receive under collaborative arrangements. To date, these payments have been in the form of up-front license and ongoing research and development support payments and from time to time, payments under materials transfer agreements. We may not be able to generate additional revenues under existing or future collaborative agreements. Furthermore, payments potentially due to us under our existing and any future collaborative arrangements, including any milestone and up-front payments, are subject to significant fluctuation in both timing and amount, or may never be paid. Therefore, our historical and current revenues may not be indicative of our ability to continue to achieve additional payment-generating milestones. In addition, our supply and manufacturing agreements with respect to Veronate and Aurexis require us to purchase certain minimum amounts that we may not need and therefore may be uneconomic to us. As of December 31, 2004, our minimum purchase commitments amounted to an aggregate of $18.3 million, assuming the relevant agreements are not cancelled or terminated by us. We expect that our operating results will vary significantly from quarter to quarter and year to year as a result of the timing of our research and development efforts, the execution or termination of collaborative arrangements, the initiation, success or failure of clinical trials, the timing of the manufacture of our product candidates, or other development related factors. Accordingly, our revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period.
If we succeed in implementing our strategy, we may encounter difficulties in managing our growth and expanding our operations successfully.
If we successfully advance our product candidates through clinical development and regulatory approvals, we will need to add or expand research and clinical development, regulatory, manufacturing, information technology and marketing and sales capabilities or contract with third parties to provide these capabilities for us. If our operations expand, we will need to hire additional personnel and add corporate functions that we currently do not have. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, information technology and reporting systems, and procedures. We may not be able to implement such improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls as a result of our assessments pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
If our use of hazardous materials results in contamination or injury, we could suffer significant financial loss.
Our research and manufacturing activities involve the controlled use of certain hazardous materials and medical waste. Notwithstanding the regulations controlling the use of these materials and the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may exceed our financial resources.
Risks Related to the Ownership of Our Common Stock
Our common stock price has been highly volatile, and your investment could suffer a decline in value.
The market price of our common stock has been highly volatile since we completed our initial public offering in June 2004. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•	disclosure of our or our competitors’ clinical trial status or data;

•	the approval or commercialization of new products by us or our competitors, and the disclosure thereof;

•	announcements of scientific innovations by us or our competitors;

•	rumors relating to us or our competitors;

•	public concern about the safety of our product candidates, products or similar classes of products;

•	litigation to which we may become subject;

•	actual or anticipated variations in our annual and quarterly operating results;

•	changes in general conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in drug reimbursement rates or policies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new regulatory legislation adopted in the United States or abroad;

•	our failure to achieve or meet equity research analysts’ expectations or their estimates of our business, or a change in their recommendations concerning our company, the value of our common stock or our industry in general;

•	termination or delay in any of our existing or future collaborative arrangements;

•	future sales of equity or debt securities, including large block trades;

•	changes in accounting principles;

•	failure to comply with the periodic reporting requirements of publicly-owned companies, under the securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002; and

•	general economic conditions.
In addition, the stock market in general, and the Nasdaq National Market and the market for biotechnology stocks in particular, have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Due to this volatility, you may be unable to sell your shares of common stock at or above the price you paid.
If we raise additional capital in the future, your ownership in us could be diluted.
We expect that we will need to raise additional capital in the future. We may not be able to do so on favorable terms, if at all. Additional equity financings we may undertake may be dilutive to the holders of our common stock or cause the price of our common stock to decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would have rights senior to your rights as a common stockholder. If we cannot obtain sufficient capital on commercially acceptable terms, we will not be able to fully carry out our business strategy.
Future sales of shares of our common stock may cause our stock price to decline, even if our business is doing well.
The sale of a significant number of shares of our common stock, or the perception that such sales could occur, particularly with respect to our directors, executive officers, and other insiders, or their affiliates, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities at a price deemed appropriate.
Insiders will continue to have substantial control over us after this offering, which could delay or prevent a change in our control.
As of August 31, 2005, our directors and executive officers, together with their affiliates, beneficially owned, in the aggregate, approximately 37% of our outstanding shares of common stock. As a result, these stockholders, acting together, may have the ability to delay or prevent a change in control that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the appointment of directors;

•	the appointment, change or termination of management;

•	any amendment of our certificate of incorporation or bylaws;

•	the approval of some mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

•	the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.
Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in our control or our management.
Provisions of our amended and restated certificate of incorporation, bylaws and the laws of Delaware, the state we are incorporated in, may discourage, delay or prevent a change in control of us or a change in management that stockholders may consider favorable. These provisions:

•	establish a classified, or staggered, board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.
These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contains forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “forecast,” “potential,” “likely” or “possible”, as well as the negative of such expressions, and similar expressions intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our ability to discover and develop novel therapies to prevent or treat serious, life-threatening infections based on our expertise in MSCRAMM proteins;

•	the potential advantages of antibody-based products over existing therapies;

•	the ability of antibodies that target MSCRAMM proteins to reduce the incidence and severity of bacterial and fungal infections;

•	the ability of Veronate to reduce the number of hospital-associated infections caused by S. aureus and candida, and reduce the overall mortality in very low birth weight infants;

•	potential future revenue from collaborative research agreements or materials transfer agreements;

•	our ability to commercialize our product candidates and generate product-related revenue in the future;

•	the potential to discover, develop or commercialize any product candidates resulting from existing or future collaborations, including those with Dyax and Wyeth;

•	the number of sites we intend to utilize in our ongoing clinical trials;

•	the anticipated length of time to fully enroll and generate data from our Phase III Veronate trial;

•	the anticipated timing of the Data Safety Monitoring Board, or DSMB, for reviewing our Phase III Veronate trial;

•	successful results from the ongoing Phase III trial for Veronate being sufficient to support a BLA submission for Veronate;

•	the availability of suitable alternative sources of plasma for the manufacture of Veronate;

•	our intention to initiate a larger, well-powered follow-on clinical trial for Aurexis for the treatment of S. aureus bloodstream infections and additional clinical trials for Aurexis in other indications;

•	expected increases in our research and development expenses, general and administrative expenses and operating losses in the future;

•	our intention to apply for Fast Track and Orphan Drug status for our other product candidates;

•	our intention to establish a specialized hospital-based sales force and commercialize our product candidates, particularly Veronate, in the United States;

•	our plans to establish partnerships or collaborations with other entities to develop and commercialize our product candidates in other countries;

•	the potential benefits of Fast Track and Orphan Drug status;

•	substantial losses for the foreseeable future;

•	our expected future amortization of deferred stock compensation;

•	our planned adoption of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and the potential impact that the adoption of SFAS No. 123(R) may have on our future results of operations and reported cash flows;

•	our future financing requirements and how we expect to fund them;

•	the number of months that our current cash and cash equivalents, short-term investments, and available credit facilities will allow us to operate; and

•	anticipated financial results, including revenues, operating expenses and ending cash, cash equivalents and short-term investments for our fiscal year ending on December 31, 2005.
These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties including, without limitation: that the preceding preclinical and clinical results related to our antibody-based products, including Veronate and Aurexis, are not reflective of future results; Wyeth terminating our license and collaborative research agreement; our ability to contract with a sufficient number of clinical trial sites to perform our clinical trials; the cost and rate at which investigators at such sites can recruit patients into our clinical trials; our ongoing or future clinical trials not demonstrating the appropriate safety and efficacy of our product candidates; our ability to secure and our use of third-party contract clinical research and data management organizations, raw material suppliers and manufacturers, who may not fulfill their contractual obligations or otherwise perform satisfactorily in the future; manufacturing and maintaining sufficient quantities of clinical trial material on hand to complete our clinical trials on a timely basis; the length of time to evaluate data from our Phase II Aurexis clinical trial; our failure to obtain DSMB or regulatory approval to commence or continue our clinical trials or to market our product candidates; our ability to protect and maintain our proprietary intellectual property rights from unauthorized use by others; our successful development of a marketing, sales and corporate infrastructure capable of supporting the commercialization of Veronate; our ability to attract suitable organizations to collaborate on the development and commercialization of our product candidates, particularly outside of the United States; that no viable product candidates result from the collaborations with Wyeth or Dyax or that product candidates from these collaborations do not demonstrate any therapeutic benefit or an acceptable safety profile in clinical trials; that our collaborators do not fulfill their obligations under the our agreements with them in the future; the condition of the financial equity markets and our ability to raise sufficient funding in such markets; our ability to manage our current cash reserves as planned; changes in related governmental laws and regulations; changes in general economic business or competitive conditions; and other statements contained elsewhere in this prospectus, risk factors described in or referred to in greater detail in the “Risk Factors” section of this prospectus and risks described in our reports filed with the Securities and Exchange Commission, which are incorporated herein by reference.
There may be events in the future that we are unable to predict accurately, or over which we have no control. Before you purchase our common stock, you should read this prospectus and the documents that we reference in this prospectus or have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.
USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. See “Selling Stockholders” and “Plan of Distribution”. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders’ shares.
We believe we will need to raise additional funds before we can fully commercialize Veronate.
SELLING STOCKHOLDERS
On August 16, 2005, we entered into Securities Purchase Agreements with the selling stockholders named below, pursuant to which we sold an aggregate of 5,000,000 shares of our common stock in a private placement transaction. This prospectus covers the sale by the selling stockholders of up to the total number of shares of common stock issued to the selling stockholders pursuant to the Securities Purchase Agreements.
We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”
The shares offered by this prospectus may be offered from time to time by the selling stockholders and the selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.
The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus.
Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us.
Based on the information provided to us by the selling stockholders, except as set forth in the notes to the chart below, none of the selling stockholders is a, or is affiliated with a, broker-dealer. Each of the selling stockholders has represented to us that it purchased its shares in the ordinary course of business, and at the time of such purchase, it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.
Ownership is based upon information provided by each respective selling stockholder, Schedules 13G and other public documents filed with the Securities and Exchange Commission. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of August 31, 2005, adjusted as required by rules promulgated by the SEC. The percentages of shares owned after the offering are based on 30,207,233 shares of our common stock outstanding as of August 31, 2005.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

	Shares of			Shares Owned After
	Common Stock		Number of	Offering
	Owned Prior to		Shares Being
Name	Offering		Offered	Number	Percent

Abingworth Bioequities Master Fund Limited(1)	160,000		160,000	—	*
Baker Bros. Investments, L.P.(2)	81,116		53,563	27,553	*
Baker Bros. Investments II, L.P.(2)	76,525		49,899	26,626	*
Baker Biotech Fund I, L.P.(2)	815,255		539,726	275,529	*
Baker Biotech Fund II, L.P.(2)	746,326		494,730	251,596	*
Baker Biotech Fund II(Z), L.P.(2)	99,250		64,512	34,738	*
Baker Biotech Fund III, L.P.(2)	656,735		436,531	220,204	*
Baker Biotech Fund III(Z), L.P.(2)	129,098		86,848	42,250	*
14159, L.P.(2)	38,973		34,191	4,782	*
Atlas Master Fund Ltd.(3)	160,000		160,000	—	*
Deerfield International Limited	195,000		195,000	—	*
Deerfield Partners, L.P.	180,000		180,000	—	*
Fidelity Advisor Series VII: Biotechnology Fund
Fidelity Advisor Biotechnology Fund(4)	10,970		10,970	—	*
Fidelity Select Portfolios: Biotechnology Portfolio(4)	331,830		331,830	—	*
Fidelity Select Portfolios: Pharmaceuticals Portfolio(4)	32,200		32,200	—	*
GLG North American Equity Fund	75,000		75,000	—	*
GLG North American Opportunity Fund	525,000		525,000	—	*
John Hancock Health Science Fund(5)	300,000		300,000	—	*
Jennison Health Sciences Fund(6)	260,500		260,500	—	*
Pacific Select Fund — Health Sciences Portfolio(6)	39,500		39,500	—	*
S.R. Capital Partners, LP(7)	56,340		11,700	44,640	*
S.R. Capital Partners Offshore(7)	381,960		88,300	293,660	1.0
LBI Group, Inc.(8)	767,737	(11)	150,000	617,737	2.0
Shopkorn Associates LLC	20,000		20,000	—	*
T. Rowe Price Health Sciences Fund Inc.(9)	115,000		115,000	—	*
T. Rowe Price Health Sciences Portfolio Inc.(9)	800		800	—	*
TD Mutual Funds — TD Health Sciences Fund(9)	19,700		19,700	—	*
VALIC Company I — Health Sciences Fund(9)	14,000		14,000	—	*
John Hancock Trust — Health Sciences Trust(9)	19,000		19,000	—	*
TA IDEX — T. Rowe Price Health Sciences(9)	27,700		27,700	—	*
Raytheon Company Combined DB/ DC Master Trust — Health Sciences(9)	3,800		3,800	—	*
T. Rowe Price New Horizons Fund Inc.(9)	400,000		400,000	—	*
UBS O’Connor PIPES Corporate Strategies Master Ltd.	188,101	(13)	100,000	88,101	*

*	Represents beneficial ownership or less than one percent of our common stock

(1)	Abingworth Management Limited has voting and dispositive power with respect to such shares.

(2)	Julian Baker and Felix Baker have voting and dispositive power with respect to such shares.

(3)	Balyasny Asset Management, L.P. has voting and dispositive power with respect to such shares.

(4)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment

Advisers Act of 1940, is the beneficial owner of 435,500 shares (including the shares registered in this offering) of the common stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co. and the Fund each has sole power to dispose of the Securities owned by the Fund. Neither FMR Corp., nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(5)	John Hancock Advisers, LLC has voting and dispositive power with respect to the shares.

(6)	Jennison Associates, LLC (“Jennison”) serves a subadviser with power to direct investments and/or power to vote the shares owned by this entity, as well as shares owned by certain other clients and may be deemed to beneficially own the shares held by this entity. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc., which is a publicly traded financial services company.

(7)	Levco, G.P., Inc. (“Levco”) has voting and dispositive power with respect to the shares. Levco is a wholly-owned subsidiary of John A. Levin & Co., Inc. Levco Securities, Inc., a broker-dealer, is also a wholly owned subsidiary of John A. Levin & Co.

(8)	LBI Group, Inc. is a wholly owned subsidiary of Lehman Brothers, Inc., an NASD member broker-dealer. In the ordinary course of its business. Lehman Brothers, Inc. actively trades in our common stock for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

(9)	T. Rowe Price Associates, Inc., a registered investment adviser, has voting and dispositive power with respect to the shares. T. Rowe Price Investment Services, Inc., a registered broker-dealer, is a subsidiary of T. Rowe Price Associates Inc. Based upon its Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2005, T. Rowe Price Associates, Inc. and its affiliates were beneficial holders of more than 5% of the Company’s issued and outstanding common stock as of December 31, 2004.

PLAN OF DISTRIBUTION
The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the Nasdaq National Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders.
We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the earlier of (1) the second anniversary of our issuance of shares and warrants to such selling stockholder, (2) the date on which all shares purchased from us by such selling stockholder may be sold pursuant to Rule 144 of the Securities Act without volume limitations and (3) such time as all of such selling stockholder’s shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC.
This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site (http://www.sec.gov).
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of the prospectus but before the end of any offering made under this prospectus and accompanying prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 28, 2005;

•	our definitive proxy statement filed with the SEC on April 14, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 10, 2005;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 15, 2005;

•	our current reports on Form 8-K, filed with the SEC on January 7, 2005, February 2, 2005, March 24, 2005, May 10, 2005, May 18, 2005, June 20, 2005, August 1, 2005, August 4, 2005, August 18, 2005, August 23, 2005 and September 6, 2005; and

•	the description of our common stock contained in the registration statement on Form 8-A, filed on May 21, 2004, and all amendments and reports updating such description.
We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (1) on or after the date of filing of the registration containing this prospectus and prior to the effectiveness of the registration statement and (2) on or after the date of this prospectus until the selling stockholders sell all the common stock registered hereunder. These documents will become a part of this prospectus from the date that the documents are filed with the Securities and Exchange Commission.
Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inhibitex, Inc., 9005 Westside Parkway, Alpharetta, GA 30004, Attn: Corporate Secretary. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.
LEGAL MATTERS
The validity of the common stock offered hereby has been passed upon for us by Dechert LLP, New York, New York.
EXPERTS
The financial statements of Inhibitex, Inc. appearing in Inhibitex, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

5,000,000 Shares
Common Stock